SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 AMENDMENT NO. 5
                                        TO
                                  SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                      OF THE SECURITIES EXCHANGE ACT OF 1934


                            COMMERCIAL INTERTECH CORP.
                            (Name of Subject Company)


                          OPUS ACQUISITION CORPORATION,

                      A Wholly Owned Indirect Subsidiary of

                        UNITED DOMINION INDUSTRIES LIMITED
                                    (Bidders)

                     COMMON SHARES, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                    004626107
                      (CUSIP Number of Class of Securities)


                              B. BERNARD BURNS, JR.
                           OPUS ACQUISITION CORPORATION
                        UNITED DOMINION INDUSTRIES LIMITED
                           2300 ONE FIRST UNION CENTER
                             301 SOUTH COLLEGE STREET
                            CHARLOTTE, NC  28202-6039
                            TELEPHONE:  (704) 347-6800
            (Name, address and telephone number of person authorized
           to receive notices and communications on behalf of Bidders)


                                     Copy to:
                              PAMELA S. SEYMON, ESQ.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                           Telephone:  (212) 403-1000












              This Schedule 14D-1 Tender Offer Statement (this "State-ment") amends and supplements the Tender Offer Statement on
         Schedule 14D-1 filed with the Securities and Exchange Commis-sion (the "Commission") on July 12, 1996 (as amended from time to time, the "Schedule 14D-1") by Opus Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a Cana-dian corporation ("Parent"). This Statement relates to a ten-der offer to purchase all outstanding common shares, par value $1.00 per share (the "Common Shares"), and, unless and until the Purchaser declares the Rights Condition (as defined in the Offer to Purchase) has been satisfied, the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement (as defined in the Offer to Purchase), of Com-mercial Intertech Corp., an Ohio corporation (the "Subject Com-pany"), at a price of $30.00 per Common Share (and associated Right), net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the condi-tions set forth in the Revised Offer to Purchase, dated July 16, 1996 (the "Offer to Purchase") and in the related Revised Letter of Transmittal (the "Letter of Transmittal") (which, as amended from time to time, together constitute the "Offer"). The Offer amends the terms of the Purchaser's original offer made on July 12, 1996, which was made at a price of $27 per Common Share (and associated Right). Capitalized terms used herein and not otherwise defined shall have the meanings as-cribed to them in the Offer to Purchase.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

              (a)(1)   Offer to Purchase, dated July 12, 1996.*

              (a)(2)   Letter of Transmittal.*

              (a)(3)   Notice of Guaranteed Delivery.*

              (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

              (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

              (a)(6) Guidelines for Certification of Taxpayer Identi-fication Number on Substitute Form W-9.*

         _____________________
         *    Previously filed.










              (a)(7)   Summary Advertisement, dated July 12, 1996.*

              (a)(8)   Press Release, dated July 11, 1996.*

              (a)(9)   Press Release, dated July 12, 1996.*

              (a)(10) Preliminary Solicitation Statement of United Do-minion Industries Limited and Opus Acquisition Corporation to call a Special Meeting of Shareholders of Commercial Intertech Corp., together with the form of Appointment of Designated Agents relating thereto (incorporated by reference to the Schedule 14A filed by Parent and the Purchaser with the Securi-ties and Exchange Commission on July 12, 1996).

              (a)(11) Preliminary Proxy Statement of United Dominion Industries Limited and Opus Acquisition Corporation relating to a Special Meeting of Shareholders of Commercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorpo-rated by reference to the Schedule 14A filed by Parent and the Purchaser with the Securities and Exchange Commission on July 12, 1996).

              (a)(12)  Press Release dated July 12, 1996.*

              (a)(13)  Press Release dated July 15, 1996.*

              (a)(14)  Revised Offer to Purchase, dated July 16, 1996.*

              (a)(15)  Revised Letter of Transmittal.*

              (a)(16)  Revised Notice of Guaranteed Delivery.*

              (a)(17) Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

              (a)(18) Revised Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

              (a)(19)  Summary Advertisement, dated July 16, 1996.*

              (a)(20)  Press Release, dated July, 19, 1996.*

              (a)(21) Letter, dated July 19, 1996, from William R. Hol-land, Chairman and Chief Executive Officer and Parent to Paul
         J. Powers, Chairman and Chief Executive Officer of the Com-pany.*

              (a)(22) Definitive Proxy Statement of United Dominion In-dustries Limited and Opus Acquisition Corporation relating to a Special Meeting of Shareholders of Commercial Intertech Corp.









         pursuant to Section 1701.831 of the Ohio Revised Code (incorpo-rated by reference to the Schedule 14A filed by Parent and the Purchaser with the Securities and Exchange Commission on July 24, 1996).

              (a)(23) Definitive Solicitation Statement of United Do-minion Industries Limited and Opus Acquisition Corporation to call a Special Meeting of Shareholders of Commercial Intertech Corp., together with the form of Appointment of Designated Agents relating thereto (incorporated by reference to the Schedule 14A filed by Parent and the Purchaser with the Securi-ties and Exchange Commission on July 24, 1996).

              (a)(24)  Press Release, dated July 25, 1996.

              (a)(25) Definitive Additional Soliciting Material of United Dominion Industries Limited and Opus Acquisition Corpo-ration relating to a Special Meeting of Shareholders of Com-mercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorporated by reference to a Schedule 14A filed by Parent and the Purchaser with the Securities and Ex-change Commission on July 26, 1996).

              (a)(26) Preliminary Proxy Statement of United Dominion Industries Limited and Opus Acquisition Corporation relating to a Special Meeting of Shareholders of Commercial Intertech Corp. (incorporated by reference to a Schedule 14A filed by Parent and the Purchaser with the Securities and Exchange Commission on July 26, 1996).

              (b)(1) Credit Agreement, dated June 20, 1996, among Par-ent and the other banks and financial institutions listed therein (incorporated by reference to Exhibit 10.2(a) of Parent's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 1996).

              (b)(2) Commitment Letter dated July 11, 1996 between the Royal Bank of Canada and Parent.*

              (g)(1) Complaint in United Dominion Industries Limited et al. v. Commercial Intertech Corp. et al., filed in the United States District Court for the Southern District of Ohio, Eastern Division on July 11, 1996.*

              (g)(2) First Amended Complaint in United Dominion Indus-tries Limited et al. v. Commercial Intertech Corp. et al., filed in the United States District Court for the Southern Dis-trict of Ohio, Eastern Division on July 15, 1996.*











              (g)(3) Second Amended Complaint in United Dominion In-dustries Limited et al. v. Commercial Intertech Corp. et al., filed in the United States District Court for the Southern Dis-trict of Ohio, Eastern Division on July 19, 1996.*

         ____________________

         *  Previously filed.



















































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this State-ment is true, complete and correct.

         Dated:  July 26, 1996    OPUS ACQUISITION CORPORATION


                                  By:  /s/ B. Bernard Burns, Jr.
                                       Name:   B. Bernard Burns, Jr.
                                       Title:  Vice President and
                                                 Secretary



                                  UNITED DOMINION INDUSTRIES LIMITED


                                  By:  /s/ B. Bernard Burns, Jr.
                                       Name:   B. Bernard Burns, Jr.
                                       Title:  Senior Vice President
                                                 General Counsel and
                                                 Secretary



































                                  EXHIBIT INDEX


         EXHIBIT                                                 PAGE
          NUMBER                EXHIBIT NAME                    NUMBER

         (a)(1)    Offer to Purchase, dated July 12, 1996.*...

         (a)(2)    Letter of Transmittal.*....................

         (a)(3)    Notice of Guaranteed Delivery.*............

         (a)(4)    Letter to Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.*

         (a)(5)    Letter to Clients for use by Brokers, Deal-
                   ers, Commercial Banks, Trust Companies and
                   Other Nominees.*...........................

         (a)(6)    Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form
                   W-9.*......................................

         (a)(7)    Summary Advertisement, dated July 12,
                   1996.*.....................................

         (a)(8)    Press Release, dated July 11, 1996.*.......

         (a)(9)    Press Release, dated July 12, 1996.*.......

         (a)(10) Preliminary Solicitation Statement of United Dominion Industries Limited and Opus Acquisition Corporation to call a Special Meeting of Shareholders of Commercial In-tertech Corp., together with the form of Appointment of Designated Agents relating thereto (incorporated by reference to the
                   Schedule 14A filed by Parent and the Pur-
                   chaser with the Securities and Exchange
                   Commission on July 12, 1996)...............

         (a)(11) Preliminary Proxy Statement of United Do-minion Industries Limited and Opus Acquisi-tion Corporation relating to a Special Meeting of Shareholders of Commercial In-tertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorporated by reference to the Schedule 14A filed by Par-ent and the Purchaser with the Securities and Exchange Commission on July 12, 1996).

         Exhibit                                                 Page
          Number                Exhibit Name                    Number


         (a)(12)   Press Release dated July 12, 1996.*........

         (a)(13)   Press Release dated July 15, 1996.*........

         (a)(14)   Revised Offer to Purchase, dated July 16,
                   1996.*.....................................

         (a)(15)   Revised Letter of Transmittal.*............

         (a)(16)   Revised Notice of Guaranteed Delivery.*....

         (a)(16)   Revised Notice of Guaranteed Delivery.*....

         (a)(17)   Revised Letter to Brokers, Dealers, Com-
                   mercial Banks, Trust Companies and Other
                   Nominees.*.................................

         (a)(18)   Revised Letter to Clients for use by Bro-
                   kers, Dealers, Commercial Banks, Trust Com-
                   panies and Other Nominees.*................

         (a)(19)   Summary Advertisement, dated July 16,
                   1996.*.....................................

         (a)(20)   Press Release, dated July, 19, 1996.*......

         (a)(21)   Letter, dated July 19, 1996, from William
                   R. Holland, Chairman and Chief Executive
                   Officer and Parent to Paul J. Powers,
                   Chairman and Chief Executive Officer of the
                   Company.*..................................

         (a)(22) Definitive Proxy Statement of United Domin-ion Industries Limited and Opus Acquisition Corporation relating to a Special Meeting of Shareholders of Commercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorporated by refer-ence to the Schedule 14A filed by Parent and the Purchaser with the Securities and
                   Exchange Commission on July 24, 1996)......

         Exhibit                                                 Page
          Number                Exhibit Name                    Number


         (a)(23) Definitive Solicitation Statement of United Dominion Industries Limited and Opus Acqui-sition Corporation to call a Special Meet-ing of Shareholders of Commercial Intertech Corp., together with the form of Appoint-ment of Designated Agents relating thereto (incorporated by reference to the Schedule 14A filed by Parent and the Purchaser with the Securities and Exchange Commission on
                   July 24, 1996).............................

         (a)(24)   Press Release, dated July 25, 1996.........

         (a)(25) Definitive Additional Soliciting Material of United Dominion Industries Limited and Opus Acquisition Corporation relating to a Special Meeting of Shareholders of Com-mercial Intertech Corp. pursuant to Section 1701.831 of the Ohio Revised Code (incorpo-rated by reference to a Schedule 14A filed by Parent and the Purchaser with the Secu-rities and Exchange Commission on July 26,
                   1996)......................................

         (a)(26) Preliminary Proxy Statement of United Do-minion Industries Limited and Opus Acquisi-tion Corporation relating to a Special Meeting of Shareholders of Commercial In-tertech Corp. (incorporated by reference to a Schedule 14A filed by Parent and the Pur-chaser with the Securities and Exchange
                   Commission on July 26, 1996)...............

         (b)(1) Credit Agreement, dated June 20, 1996, among Parent and the other banks and finan-cial institutions listed therein (incorpo-rated by reference to Exhibit 10.2(a) of Parent's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 12, 1996)..........................


         (b)(2) Commitment Letter dated July 11, 1996 be-tween the Royal Bank of Canada and Parent.*

         (g)(1) Complaint in United Dominion Industries Limited et al. v. Commercial Intertech Corp. et al., filed in the United States District Court for the Southern District of Ohio, Eastern Division on July 11, 1996.*..

         Exhibit                                                 Page
          Number                Exhibit Name                    Number


         (g)(2) First Amended Complaint in United Dominion Industries Limited et al. v. Commercial Intertech Corp. et al., filed in the United States District Court for the Southern Dis-trict of Ohio, Eastern Division on July 15,
                   1996.*.....................................

         (g)(3) Second Amended Complaint in United Dominion Industries Limited et al. v. Commercial Intertech Corp. et al., filed in the United States District Court for the Southern Dis-trict of Ohio, Eastern Division on July 19,
                   1996.*.....................................

         ____________________

         *  Previously filed.

                                                      Exhibit (a)(24)


         CONTACTS:
              Media - Robert L. Shaffer            FOR IMMEDIATE RELEASE
                      (704) 347-6875 o.
                      (704) 366-2780 h.
              TEC Shareholders & Analysts -
              Stanley J. Kay, Jr. of MacKenzie Partners
                      (212) 929-5940 o.


              COURT PERMITS UNITED DOMINION'S SOLICITATION OF AGENT DESIGNATIONS FROM COMMERCIAL INTERTECH SHAREHOLDERS TO
                                     COMMENCE

                      CHARLOTTE, NC (July 25, 1996) -- United Dominion

         Industries (NYSE, TSE:  UDI) announced today that the U.S. Dis-

         trict Court for the Southern District of Ohio has denied a mo-

         tion by Commercial Intertech Corp. (NYSE:  TEC) to enjoin

         United Dominion's solicitation of agent designations to call a special meeting of Commercial Intertech shareholders.  United

         Dominion is seeking to call this special meeting to remove the obstacles to its $30 per share cash tender offer for all of the outstanding common shares of Commercial Intertech.


                   "Today's court action is a clear victory for Commer-

         cial Intertech shareholders," William R. Holland, United Domin-

         ion's chairman and chief executive officer, said.


                   "We are delighted that the way has now been cleared

         for Commercial Intertech's shareholders to receive information about our proposal and for them to make their own decision,

         despite the company's efforts to the contrary," he said. "We firmly believe our cash offer of $30 per share, a 57 percent premium over TEC's closing price on June 27, represents sig-

         nificantly more value and considerably less risk to Commercial

         Intertech shareholders than the defensive course of action be-

         ing unilaterally pursued by TEC's management

         and board of directors," Mr. Holland said.



              Commercial Intertech's unsuccessful motion for a temporary restraining order also sought to enjoin United Dominion from soliciting proxies for the meeting of TEC shareholders called for August 30 to consider United Dominion's acquisition pro-

         posal under the Ohio Control Share Acquisition statute.


                   United Dominion said it has begun soliciting proxies

         for the Control Share meeting and agent designations to call a special shareholder meeting, as soon as 40 percent of TEC

         shareholders authorize it.  At this special meeting, United

         Dominion will propose, among other things, to remove all of

         Commercial Intertech's directors and replace them with a

         smaller slate of United Dominion nominees to facilitate comple-

         tion of its proposed acquisition.







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